UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces Differences between Financial Projection and Actual Results for Fiscal Year Ended March 31, 2013 and Revision to Year-End Dividend Forecast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 23, 2013 in Kyoto, Japan

Nidec Announces Differences between Financial Projection and Actual Results for Fiscal Year Ended March 31, 2013 and Revision to Year-End Dividend Forecast

Nidec Corporation (the “Company”)(NYSE: NJ) today announced differences between its financial forecast for the year ended March 31, 2013 (announced on January 24, 2013) and the actual financial results released today. The Company also announced that it would revise its year-end dividend forecast for the year ended March 31, 2013, which is to be approved at a meeting of the Company’s Board of Directors scheduled for May 28, 2013.

The details are as follows.

1.

Differences between Financial Projection and Actual Results for Fiscal Year Ended March 31, 2013 (U.S. GAAP)

From April 1, 2012 to March 31, 2013 (Millions of Yen, except per share amounts and percentages)
	For the year ended March 31, 2013				For the year ended March 31, 2012
	Forecast announced on January 24, 2013	Actual	Change (amount)	Change (%)
Net sales	690,000	709,270	19,270	2.8	682,320
Operating income	20,000	17,627	(2,373)	(11.9)	73,070
Income from continuing operations before income taxes	12,500	13,427	927	7.4	70,856
Net income attributable to the Company	4,500	7,998	3,498	77.7	40,731
Net income Attributable to Nidec Corporation per share-basic	33.37	59.37	-	-	296.25

The Company sees its net sales for the fiscal year 2012 in line with its expectations, but operating income fell short of the Company’s expectation due to increased selling costs and general, administrative expenses. In the meantime, income from continuing operations before income taxes increased due to factors including foreign exchange gains deriving from Yen’s depreciation. Net income attributable to the Company also increased to exceed the Company’s expectation mainly because of positive tax effects and decreased non-controlling interests.

2. Revision to Year-end Dividend Forecaat for Fiscal Year Ended March 31, 2013

Dividend per share (Yen) for the year ended March 31, 2013

	Interim	Year end	Full year
Previous Forecast (as of January. 24, 2013)	-	35	80
Revised Forecast	-	40	85
Dividend Paid	45	-	-
<Reference> Dividend per share (Yen) for the year ended March 31, 2012
	Interim	Year end	Full year
Dividend Paid	45	45	90

The Company upholds shareholder-oriented management and places importance on regular dividend payments, seeking to increase its dividend payout to around 30% of the consolidated net income.

For the fiscal year ended March 31, 2013, in addition to the interim dividend of ¥45.0 per share already paid, the Company intends to pay a year-end dividend of 40.0 Yen per share, an increase of ¥5.0 per share from the amount previously announced. As a result, together with the interim dividend of ¥45.0 per share, the full-year dividend will be ¥85.0 per share.

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